

February 16, 2011

Via Fax & U.S. Mail

Mr. Robert S. Keane
President and Chief Executive Officer
Vistaprint N.V.
5928 LW Venlo
The Netherlands

> **Re:** **Vistaprint N.V.**
> **Form 10-K for the year ended June 30, 2010**
> **Filed August 27, 2010**
> **File No. 0-51539**

Dear Mr. Keane:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief